July 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Attention: Jacqueline Kaufman

Re:	Comment Letter dated July 12, 2021 regarding

F45 Training Holdings Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Filed July 7, 2021

File No. 333-257193

Dear Ms. Kaufman:

F45 Training Holdings Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed the Securities and Exchange Commission (the “Commission”) on July 7, 2021 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with the Commission today.

Amendment No. 1 to Form S-1 Filed July 7, 2021

Capitalization, page 70

1.	Please revise actual total capitalization as of March 31, 2021 to include convertible preferred stock.

Response:

We note the Staff’s comment, and in response thereto have revised the disclosure on page 71 of Amendment No. 2 as requested to include convertible preferred stock in the actual total capitalization as of March 31, 2021.

2.	Please revise the table to include each line item included in total stockholders’ (deficit) equity.

Response:

We note the Staff’s comment, and in response thereto have revised the disclosure on page 71 of Amendment No. 2 as requested to include each line item included in total stockholders’ (deficit) equity.

3.	Please tell us how you calculated pro forma as adjusted cash and cash equivalents.

Response:

We note the Staff’s comment, and in response thereto have revised the amount of the pro forma as adjusted cash and cash equivalents number on page 70 of Amendment No. 2 as the number previously did not include a full deduction of prepayment penalties and accelerated interest payable with our outstanding debt that will be paid with proceeds of the offering.

Dilution, page 72

4.

You disclose that historical net tangible book deficit as of March 31, 2021 represents total tangible assets less total liabilities and convertible preferred stock. It does not appear that convertible preferred stock was deducted. Please revise to do so. Please also revise to subtract deferred offering costs or explain why such amounts should not be subtracted.

Response:

We note the Staff’s comment, and in response thereto have revised the disclosure on page 72 of Amendment No. 2 as requested to deduct convertible preferred stock and deferred offering costs from our historical net tangible book deficit as of March 31, 2021.

5.	Please show us how you calculated pro forma as adjusted net tangible book value

Response:

We note the Staff’s comment, and in response thereto have revised the amount of the pro forma as adjusted net tangible book value to $51.1 million on page 72 of Amendment No. 2 as the number previously did not take into account prepayment penalties and accelerated interest payable with our outstanding debt that will be paid with proceeds of the offering.

6.

Reference is made to the table on page 73 where you disclose a total of 96,576,230 shares. Please tell us why this amount does not agree to the 90,246,682 shares disclosed in the second to last paragraph on page 73.

Response:

We note the Staff’s comment, and in response thereto have revised the disclosure on page 73 of Amendment No. 2 as requested to disclose a total of 90,246,682 shares in the table.

General

7.

We note your disclosure that the exclusive forum provision contained in your amended charter provides that the provision does not apply to claims under the Exchange Act, however the provision does not state as much. Please revise the disclosure and charter provision for consistency and accuracy.

Response:

We note the Staff’s comment, and in response thereto have revised the form of our amended charter filed as Exhibit 3.5 to Amendment No. 2 to clarify that the exclusive forum provision does not apply to claims under the Exchange Act as set forth in our disclosure on pages 56 and 166 of Amendment No. 2.

*    *    *

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (949) 322-3379 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Patrick Grosso

Patrick Grosso Chief Legal Officer

Cc:	Peter Wardle, Esq.

Daniela Stolman, Esq.

Tad Freese, Esq.

Brian Paulson, Esq.

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